BANKERS TRUST NEW YORK CORPORATION
One Bankers Trust Plaza
New York, New York  10006

Damian P. Reitemeyer
Vice President
Telephone: (212) 250-4599


                            February 17, 1998


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    HOLLINGER INTERNATIONAL, INC



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures









        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No. ) *
                           --------


           HOLLINGER INTERNATIONAL, INC
                 NAME OF ISSUER :

                 Common Stock:  No Par

           TITLE OF CLASS OF SECURITIES

                    435569108
                   CUSIP NUMBER

Check the following box if a fee is being paid with
this statement   [ X ].  (A fee is not required only if
the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              Continued on following page(s)



                           Page 1 of 8

                                                Page 2 of 8
CUSIP No. 435569108

1.   NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankers Trust New York Corporation, its wholly-owned subsidiary, Bankers Trust Company,its indirectly wholly-owned subsidiary Alex. Brown Capital Advisory and Trust Company (Alex.Brown Capital Advisory and Trust), and its indirectly wholly-owned subsidiary, BT Australia
     Limited.  13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust New York Corporation and Bankers
     Trust Company are New York Corporations.  Alex.Brown
     Capital Advisory and Trust is a Maryland Corporation.
     BT Australia Limited is an Australian Corporation.

NUMBER OF  5. SOLE VOTING POWER
              Bankers Trust Company    74,400
              BT Australia Limited  5,908,261
              Alex.Brown Capital
                 Advisory and Trust    46,000
                                    6,028,661  shares
SHARES
BENEFICIALLY  6.         SHARED VOTING POWER
              Bankers Trust Company         0
              BT Australia Limited          0
              Alex.Brown Capital
                 Advisory and Trust         0
                                            0  shares
OWNED BY
EACH       7. SOLE DISPOSITION POWER
              Bankers Trust Company    107,900
              BT Australia Limited   5,908,261
              Alex.Brown Capital
                 Advisory and Trust     46,000
                                     6,062,161 shares
REPORTING
PERSON     8. SHARED DISPOSITION POWER
              Bankers Trust Company          0
              BT Australia Limited           0
              Alex.Brown Capital
                 Advisory and Trust          0
                                             0 shares

                                        Page 3 of 8
CUSIP No. 435569108

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
              Bankers Trust Company    107,900
              BT Australia Limited   5,908,261
              Alex.Brown Capital
                 Advisory and Trust     46,000
                                     6,062,161 shares


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              Bankers Trust Company          0.15%
              BT Australia Limited           8.26%
              Alex.Brown Capital
                 Advisory and Trust          0.06%
                                             8.47%

12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust New York Corporation - HC
            Bankers Trust Company - BK
            BT Australia Limited - CO
            Alex.Brown Capital Advisory and Trust - BK






















CUSIP No. 435569108                          Page 4
of 8

Item 1 (a)     NAME OF ISSUER:

        HOLLINGER INTERNATIONAL, INC

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
          OFFICES:

          401 North Wabash Avenue
          Suite 740
          Chicago, IL 60601

Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust New York Corporation,  its wholly-
          owned subsidiary, Bankers Trust Company, its indirect wholly-owned subsidiary, Alex.Brown Capital Advisory and Trust and its indirect wholly owned subsidiary,
          BT Australia Limited.
 .
 .
Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Bankers Trust New York Corporation and Bankers
          Trust Company are located at:

          130 Liberty Street
          New York, New York 10006.

          Alex.Brown Capital Advisory and Trust is located at:

          19 South Street
          Baltimore,  Maryland  21202

          BT Australia Limited is located at:

           Level 15 The Chifley Tower
          2 Chifley Square
          Sydney  NWS 2000 Australia

Item 2(c) CITIZENSHIP:

          Bankers Trust New York Corporation, and its wholly-owned subsidiary, Bankers Trust Company are incorporated in the State of New York with their principal business offices located in New
          York.

          BT Australia Limited is an Australian company doing business in Australia.

CUSIP No. 435569108                  Page 5 of 8


          Alex.Brown Capital Advisory and Trust is a Maryland Corporation with its principal business office located in Maryland.

Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  No Par

Item 2 (e)     CUSIP NUMBER:

          435569108

Item 3    THE PERSON FILING IS A:

     For Bankers Trust New York Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

     For Bankers Trust Company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act

      For Alex.Brown Capital Advisory and Trust,
  (b)      [X] Bank as defined in Section 3(a)(6) of the Act


     BT Australia Limited is a corporation
     permitted to report on Schedule 13G in accordance with Securities and Exchange Commission no-action letter to Bankers Trust New York Corporation dated
     May 15, 1990 (avail. May 15, 1990).


Item 4     OWNERSHIP:

  As of December 31, 1997

  (a)   Amount Beneficially Owned:

              Bankers Trust Company     107,900
              BT Australia Limited    5,908,261
              Alex.Brown Capital
                 Advisory and Trust      46,000
                                      6,062,161 shares




CUSIP No. 435569108                  Page 6 of 8

     (b)  Percent of Class:

              Bankers Trust Company     0.15%
              BT Australia Limited      8.26%
              Alex.Brown Capital
                 Advisory and Trust     0.06%
                                        8.47%

 (c)      Number of shares as to which the Bank has:

 (i)            Sole power to vote or to direct the vote -
              Bankers Trust Company     74,400
              BT Australia Limited   5,908,261
              Alex.Brown Capital
                 Advisory and Trust     46,000
                                     6,028,661 shares

 (ii)           Shared power to vote or to direct the vote -
              Bankers Trust Company       0
              BT Australia Limited        0
              Alex.Brown Capital
                 Advisory and Trust       0
                                          0 shares

 (iii)          Sole power to dispose or to direct the disposition of -
              Bankers Trust Company      107,900
              BT Australia Limited     5,908,261
              Alex.Brown Capital
                 Advisory and Trust       46,000
                                       6,062,161 shares

 (iv)         Shared power to dispose or to direct the disposition of -
              Bankers Trust Company       0
              BT Australia Limited        0
              Alex.Brown Capital
                 Advisory and Trust       0
                                          0    shares

Item 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

        [   ]

Item 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

             See Item 3 above and Exhibits to Item 7


                                              Page 7 of 8
CUSIP No. 435569108


Item 8    IDENTIFICATION AND CLASSIFICATION OF
          MEMBERS OF THE GROUP:

               Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1997

Signature:      Bankers Trust New York Corporation

By :           /s/James T. Byrne, Jr.

Name :       James T. Byrne, Jr.

Title:          Secretary

Signature:      Bankers Trust Company

By:            /s/James T. Byrne, Jr.

Name:        James T. Byrne, Jr.

Title:          Secretary



                                      Page 8 of 8
CUSIP No. 435569108


Signature:      BT Australia Limited

By:            /s/ Jarod Glenn Benson

Name:        Jarod Glenn Benson

Title:          Secretary


Signature:  Alex.Brown Capital Advisory and Trust


By:                /s/ Gregg Hawes
Name:            Gregg Hawes

Title:               Secretary























                 EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


        Bankers Trust New York Corporation

                         |
                       100%
                         |

               Bankers Trust Company


                 EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Australia Limited is shown below:


        Bankers Trust New York Corporation
                         |
                       100%
                         |
               Bankers Trust Company
                         |
                       100%
                         |
          Bankers International Corporation
                         |
                        100%
                         |
           B.T. International (Delaware), Inc.
                         |
                        100%
                         |
         BT Foreign Investment Corporation
                         |
                        100%
                         |
        BT Investments (Australia) Limited
                         |
                       100%
                         |
          Bankers Trust Australia Limited
                         |
                       100%
                         |
               BT Australia Limited

                 EXHIBIT TO ITEM 7

      The chain of ownership from Bankers Trust New
York Corporation to Alex. Brown Capital Advisory and Trust is shown below:

             Bankers Trust New York Corporation
                              |
                              |
                             100%
                              |
                              |
          BT Alex.Brown Holdings Incorporated
                              |
                              |
                            100%
                              |
                              |
              Alex.Brown Financial Corporation
                              |
                              |
                             100%
                              |
                              |
        Alex. Brown Asset Management Incorporated
                              |
                              |
                             100%
                              |
                              |
               Alex. Brown Capital Advisory and Trust Company